Exhibit 99.4

KPMG LLP Chartered Professional Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto ON M5H 2S5	Telephone Fax Internet:	(416) 777-8500 (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bank of Montreal

We consent to the use of the following reports that are included in this annual report on Form 40-F:

i)

our report of independent registered public accounting firm dated December 1, 2020 to the Shareholders of Bank of Montreal (the “Bank”) on the consolidated financial statements of the Bank, which comprise the consolidated balance sheets as at October 31, 2020 and October 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes; and

ii)

our report of independent registered public accounting firm dated December 1, 2020 to the Shareholders of the Bank on the effectiveness of internal control over financial reporting as of October 31, 2020;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2020.

We also consent to the use of the abovementioned reports which are incorporated by reference in the following Registration Statements of the Bank:

1.	Registration Statement – Form F-3 – File No. 333-237342
2.	Registration Statement – Form F-3 – File No. 333-214934
3.	Registration Statement – Form S-8 – File No. 333-191591
4.	Registration Statement – Form S-8 – File No. 333-180968
5.	Registration Statement – Form S-8 – File No. 333-177579
6.	Registration Statement – Form S-8 – File No. 333-177568
7.	Registration Statement – Form S-8 – File No. 333-176479
8.	Registration Statement – Form S-8 – File No. 333-175413
9.	Registration Statement – Form S-8 – File No. 333-175412
10.	Registration Statement – Form S-8 – File No. 333-113096
11.	Registration Statement – Form S-8 – File No. 333-14260
12.	Registration Statement – Form S-8 – File No. 33-92112
13.	Registration Statement – Form S-8 – File No. 333-207739
14.	Registration Statement – Form S-8 – File No. 333-237522

Chartered Professional Accountants, Licensed Public Accountants

December 1, 2020

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),

a Swiss entity. KPMG Canada provides services to KPMG LLP.